Exhibit 99.1

Ellomay Capital Ltd. Announces Execution of EPC Agreement in connection with a Project to
Construct a 28MW Photovoltaic Plant in Spain

Tel-Aviv, Israel, March 9, 2021 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that Ellomay Solar S.L.U. (“Ellomay Solar”), which the Company indirectly wholly owns and which is promoting the construction of a photovoltaic plant with an installed capacity of 28 MWDC in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar Project”), entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Project (the “EPC Agreement”) with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

The EPC Agreement provides a fixed and lump-sum amount of €15.32 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Project and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

METKA EGN Spain is expected to complete the works under the EPC Agreement within a period of 9 months from receipt of the Notice to Proceed. The early works commenced on March 1, 2021 and the Notice to Proceed is expected to be provided during May 2021.

MYTILINEOS’ Renewables & Storage Development Business Unit is an EPC and O&M contractor for the full range of solar and battery storage applications, ranging from stand-alone solar parks and battery storage applications to complex hybrid projects. Its project references include more than 1.5GW of PV projects and 400MW of battery storage in Europe, Africa, Asia, Australia and the Americas in addition to the 300MW photovoltaic plant owned by Talasol Solar S.l. (51% owned by the Company), for which Metka EGN Spain was the EPC Contractor and which was connected to the Spanish national grid in December 2020. Metka EGN Spain now serves as the O&M contractor for such plant.

Ran Fridrich, CEO and a Board member of Ellomay commented: “The Ellomay Solar Project (28 MW photovoltaic plant in Spain) was initiated by the Company’s business development team in a process that started with locating the land and obtaining all of the required permits in order to commence construction within two years from the beginning of the development process. The Company continues to develop a large number of additional photovoltaic projects in Spain, Italy, and Israel. All of these projects are developed by the Company’s business development team, and are expected to reach “ready to build” status gradually, some in the near future and others in the more distant future.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 860MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

For more information about Ellomay, visit http://www.ellomay.com.

About METKA EGN Spain:

METKA EGN Spain S.L.U is a fully owned indirect subsidiary of MYTILINEOS S.A.. MYTILINEOS S.A. is a leading Greek industry active in Metallurgy, Power & Gas, Renewables & Storage and Sustainable Engineering Solutions. Established in Greece in 1990, the company is listed on the Athens Exchange, has a consolidated turnover of €1.9 billion and employs directly or indirectly more than 3,600 people in Greece and abroad.

For more information, please visit: www.mytilineos.gr | Facebook | Twitter | YouTube | LinkedIn

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including all of the risks relating to projects under development, including the inability to obtain project financing on terms acceptable to the Company, and the impact of the Covid-19 pandemic on the Company’s operations and projects, including in connection with steps taken by authorities in countries in which the Company operates, including Spain, changes in the market price of electricity and in demand, regulatory changes, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, and technical and other disruptions in the operations or construction of the power plants owned by the Company. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com